Exhibit 99.64

PyroGenesis Receives Confirmation that the first 5,000 TPY DROSRITE™
System Successfully Passes Factory Acceptance Test

MONTREAL, QUEBEC (GlobeNewswire – November 19th, 2020) - PyroGenesis Canada Inc. (http://www.pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to announce that, further to its press release dated September 22nd, 2020, PyroGenesis’ technology successfully passed the Factory Acceptance Test (“FAT”), conducted by Drosrite International LLC (“DI”), on behalf of their client, for the first 5,000 TPY DROSRITE™ System.

“The success of this FAT testing marks an important milestone for PyroGenesis and DI,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “Once again, we are proud to see the DROSRITE™ technology being adopted successfully, this time, for use in one of the premier aluminum smelters in the world. It indeed validates PyroGenesis’ DROSRITE™ technology, as it has become the dross processing solution of choice for an extremely discerning end-user. As one might expect, we have seen a significant increase in interest in our DROSRITE™ technology given that the DI contract, with its client, was awarded primarily based on the DROSRITE™ technology.”

The testing was held at DI’s supplier’s manufacturing facility, in the United States of America (“USA”), where the end user evaluated the equipment during, and after, the assembly process. The end user verified that the 5,000 TPY DROSRITE™ System was manufactured and operated in accordance with, amongst other things, design specifications. Based on this successful testing, the end user decided to forego performing an additional FAT test on the second 5,000 TPY DROSRITE™ System. Both Systems are expected to be shipped from the USA to the Middle East, within the next four (4) weeks, and are expected to arrive approx. two (2) months thereafter.

Before shipping, PyroGenesis is expected to receive an additional ~$2.6MM from DI (representing total receipt from DI to date of over $10MM under the previously disclosed +$25MM DROSRITE™ contract to deliver five (5) 5,000 TPY DROSRITE™ Systems, plus two (2) 10,000 TPY DROSRITE™ Systems).

About PyroGenesis Canada Inc

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/